DLA Piper LLP (US) 2525 East Camelback Road Esplanade II Suite 1000 Phoenix, AZ 85016-4232 www.dlapiper.com Steven D. Pidgeon steven.pidgeon@dlapiper.com T 480.606.5124 F 480.606.5524

May 19, 2021

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Jacqueline Kaufman, Staff Attorney
Erin Jaskot, Legal Branch Chief

Re:	Wizard Brands, Inc.
Registration Statement on Form S-1
Filed April 21, 2021
File No. 333-255445

Dear Ms. Kaufman:

This letter is submitted on behalf of Wizard Brands, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 21, 2021 (the “Registration Statement”), as set forth in your letter dated May 7, 2021 addressed to Scott D. Kaufman, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes that reflect responses to the Staff’s comments.

The responses provided herein are based upon information provided to DLA Piper LLP (US) by the Company. For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the Company’s responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

United States Securities and Exchange Commission
May 19, 2021

Incorporation of Certain Information by Reference, page 14

1.	We note that you plan to incorporate by reference information pursuant to General Instruction VII of Form S-1. However, it appears that you are a penny stock issuer as defined in Rule 3a51-1 of the Exchange Act and, therefore, are not eligible to use incorporation by reference. Please revise your prospectus accordingly. See General Instruction VII.D.1(c) of Form S-1 for guidance.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that pursuant to Rule 3a51-1(g) (“Rule 3a51-1”) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), the Company is not a penny stock issuer and therefore, not precluded from relying on General Instruction VII of Form S-1. Rule 3a51-1 provides certain categories of equity securities that are not deemed to be a “penny stock.” Subsection (g) of Rule 3a51-1 provides that an issuer that has average revenue of at least $6,000,000 for the last three years is not a penny stock issuer. For the three most recently completed years, namely years ended December 31, 2020, 2019 and 2018, the Company had revenues of $4,518,163, $10,578,316 and $13,901,603, respectively. Accordingly, the Company’s average revenue for the last three years is $9,666,027, which exceeds the threshold set forth in Rule 3a51-1(g)(2).

General

2.	Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering with your selling stockholder, Leviston Resources LLC, acting on your behalf. If your selling stockholder is so acting, then this filing cannot be conducted as an at-the-market offering because you are not eligible to register a primary offering on Form S-3. Please fix the price of this offering and name your selling stockholder as an underwriter. See Securities Act Rule 415(a)(4) for additional guidance.

Alternatively, provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, please address in your response factors which appear to mitigate the selling stockholder’s investment risk, including among other factors, the fact that the Series B Preferred Stock is convertible at a steep discount to market price and that the selling stockholder is not required to pay until the registration statement is effective.

Response: The Company acknowledges the Staff’s comment and for the reasons set forth below, it respectfully submits that the offering contemplated by the Registration Statement is a valid secondary offering of its common stock (the “Common Stock”) by or on behalf of the selling stockholder, Leviston Resources LLC (“Leviston”), that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) of the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or person of which the registrant is a subsidiary.”

United States Securities and Exchange Commission
May 19, 2021

As requested in the Staff’s comment, the Company analyzed, among other factors, the guidance set forth in Securities Act Rules Compliance and Disclosure Interpretations (“C&DIs”) 612.09, which identifies six factors to be considered in determining whether a purported secondary offering is really a primary offering. C&DI 612.09 states: “It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” Based on the Company’s consideration of the totality of the facts and circumstances of the transaction and each of the factors enumerated in C&DI 612.09, the Company believes that the shares of Common Stock that the Company is proposing to register for resale by Leviston (the “Shares”) are eligible for registration on a delayed or continuous basis pursuant to Rule 415(a)(1)(i) of the Securities Act.

Factor 1: How long Leviston has held the securities.

Leviston’s purchase of the Company’s Series B Preferred Stock and warrants (the “Leviston PIPE”) closed on March 29, 2021 (“Closing”). The Company received the proceeds from the sale at the Closing and received certain payments from Leviston upon filing of the Registration Statement. The Company is anticipated to receive certain additional payments from Leviston upon effectiveness of the Registration Statement.

The Company notes that there is no mandatory holding period for a PIPE transaction to be characterized as a valid secondary offering. C&DI 139.11 provides in relevant part that “[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

C&DI 139.11 contemplates that a valid secondary offering could occur immediately following the closing of the private placement. This concept comports with longstanding customary practice with PIPE transactions. In most PIPE transactions, a registration statement is required to be filed shortly after closing (often 30 to 45 days) and declared effective shortly thereafter (typically 90 to 150 days after closing). The Company is not aware of the Staff taking the position that the period of time elapsing between closing and the effectiveness of a registration raises concerns about whether the offering is a valid secondary offering. Indeed, the Company believes that such a position would be contrary with C&DI 139.11, which allows inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

United States Securities and Exchange Commission
May 19, 2021

Leviston is also at market risk with respect to purchase of the securities. As discussed in C&DI 139.11, whether a private placement has been completed, and the investor is at market risk, in a PIPE transaction involving convertible securities (such as the securities purchased in the Leviston PIPE) is determined by reference to the purchase of the convertible security, rather than by reference to the underlying security. C&DI 139.11 specifically addressed the purchase of convertible securities that converted into common stock at a price “based on the company’s common stock trading price at the time of conversion,” and the registration for resale of the shares underlying the convertible securities. As of the date of this letter, Leviston is the record and beneficial owner of the securities purchased in the Leviston PIPE and Leviston has made the payments contemplated by the Securities Purchase Agreement with respect to such securities. Because Leviston has been, and will continue to be, subject to market risk, both (i) its willingness to participate in the Leviston PIPE with the knowledge that it may not be able to exit its position at a profit and (ii) its ability to fully exit its position would likely be restricted for an extended period of time, provide evidence that it purchased such securities with the intent to invest (and not with the intent to effect an immediate distribution, as an underwriter would have). Moreover, pursuant to the terms of the Certificate of Designation, Preferences, Rights and Limitations of Series B Preferred Stock (the “Certificate of Designation”), Leviston does not have the right to convert any portion of the securities, to the extent that, after giving effect to such conversion, it would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion.

The Series B Preferred Stock is convertible into shares of Common Stock by dividing the stated value of $1,080 per share of the Series B Preferred Stock by a conversion price equal to the lesser of (x) $4.52 and (y) 85% of the variable weighted average price of the Common Stock on a trading day during the 10 trading days prior to and ending on, and including, the date of conversion, subject to a price floor of $1.00. Historically, limited public float, among other factors, has made the Common Stock highly volatile. In addition, the value of the securities currently held by Leviston may decrease as a result of a reduction in value of the underlying securities. Therefore, Leviston continues to bear this investment risk for a potential substantial additional period based on the historical volatility of the Common Stock before it can make significant resales.

The discussion above supports the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

Factor 2: The circumstances under which Leviston received the securities.

The securities were issued and sold to Leviston in an arm’s-length private placement transaction that complied in all respects with C&DIs 139.06 and 139.11 and Section 4(a)(2) of the Securities Act. Pursuant to Section 3.2 of the Securities Purchase Agreement, dated March 26, 2021, between the Company and Leviston (the “Securities Purchase Agreement”), Leviston represented to the Company, including, without limitation, that: (i) Leviston was an “accredited investor” as defined in 501(a) of the Securities Act; (ii) Leviston acquired the securities for its own account and not with a view to or for distributing or reselling such securities; (iii) Leviston had no direct or indirect arrangement or understandings with any other persons to distribute or regarding the distribution of such securities; and (iv) Leviston acquired such securities in the ordinary course of its business. The Company is not aware of any evidence that would indicate that these representations are false.

The gross cash proceeds from the sale of the securities to Leviston went directly to the Company, and the additional payments by Leviston upon effectiveness of the Registration Statement will also go directly to the Company. Neither Leviston nor any of its affiliates received or will receive any compensation from the Company in connection with the Leviston PIPE or any future exercise of the warrants acquired in the Leviston PIPE. Additionally, as set forth in the Registration Statement, except for proceeds from the exercise of the warrants, the Company will not receive any proceeds from the sale of the Shares by Leviston.

In addition, the Company is not aware of any evidence that would indicate that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M (“Rule 100(b)”) defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” The Company is not aware of any evidence that would indicate that any special selling efforts or selling methods (such as road shows or other actions to condition the market for the Common Stock) by or on behalf of Leviston have occurred or will occur if the Registration Statement is declared effective. The Company is also not aware of any evidence that suggests any agreement or understanding exists with respect to Leviston to effect a distribution of the Shares.

United States Securities and Exchange Commission
May 19, 2021

Leviston is not acting on the Company’s behalf with respect to the registration of the Shares for resale under the Registration Statement and, other than the registration rights granted to Leviston, the Company has no contractual relationship with Leviston that would control the timing, nature, and amount of resales of the Shares or whether such Shares are ever resold under the Registration Statement. The existence of the Registration Rights Agreement, dated March 26, 2021, between the Company and Leviston (the “Registration Rights Agreement”), and piggyback registration rights set forth therein are not, in and of themselves, evidence of an intent on the part of Leviston to sell any or all of its Shares, much less to sell or distribute the securities on the Company’s behalf. In addition, there are a number of reasons, other than to effect an immediate sale, why investors generally prefer securities to be registered. For example, the act of registering securities allows investors to take advantage of market opportunities or to liquidate their investment if there is a fundamental shift in their original investment determination about the issuer. In addition, some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. Leviston made an investment decision as of the Closing and has borne and continues to bear the risk of ownership of the securities since the Closing.

Importantly, the registration of the Shares was a contractual obligation of the Company following the Closing. As a result, and as noted above, Leviston has borne, and continues to bear, the risk that the Company fails or is unable to register the Shares, as well as other risks attendant to securities ownership, including that the market price of the Common Stock could fall. These market risks, to which Leviston became subject as of the Closing, further support the proposition that the secondary offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution by the Company.

The circumstances under which Leviston received the securities in the Leviston PIPE further support the proposition that the offering for resale of the Shares by Leviston under the Registration Statement is a secondary offering and not a primary offering.

Factor 3: Leviston’s relationship with the Company.

As disclosed in the Registration Statement, Leviston has indicated to the Company that neither it nor any of its affiliates has held any position or office or has had any other material relationship with the Company currently or in the past three years. In addition, pursuant to the terms of the Certificate of Designation, Leviston does not have the right to convert any portion of the securities, to the extent that, after giving effect to such conversion, it would beneficially own in excess of 9.99% of the shares of Common Stock outstanding immediately after giving effect to such conversion. This limits Leviston’s influence over the management and policies of the Company.

As a result, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by Leviston is a secondary offering and not a primary offering.

United States Securities and Exchange Commission
May 19, 2021

Factor 4: Amount of shares being registered.

The ability to effect a secondary offering under Rule 415(a)(i)(1) depends on whether the offering is made by Leviston or deemed to be made by or on behalf of the Company as the issuer. To reach a conclusion that an offering is being made on the Company’s behalf, one must first conclude that Leviston is seeking to effect a distribution of the applicable securities. If the primary concern is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the analysis. An illegal distribution of securities can take place when the amount of securities involved is even a small number and, conversely, a valid secondary offering can take place when the amount of securities involved is a large percentage of the issuer’s outstanding capital stock. Moreover, reducing the number of securities being registered would not change the circumstances of a proposed offering. If Leviston is acting as a mere conduit for the Company, then reducing the number of securities being sold by it would not change its lack of investment intent or its ability to effect a distribution if, in fact, that was its intent.

The Company acknowledges the large amount of shares of Common Stock involved in the offering contemplated by the Registration Statement; however, the Company does not believe that the amount of shares being registered alone warrants re-characterizing a valid secondary offering as a primary offering. Pursuant to C&DI 612.09, the amount of shares being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering. Further, the Staff’s own interpretations support the Company’s position. For example, C&DI 612.12 describes a scenario in which a holder of more than 70% of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” Additionally, C&DI 216.14, regarding the use of Form S-3 to effect a secondary offering, also provides: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter by or on behalf of the issuer.” The Company believes that these interpretive provisions make clear that a holder of in excess of 50% of the public float of a company’s common stock can effect a valid secondary offering of its shares unless other facts, beyond the mere level of ownership, indicate that the selling stockholder is acting as a conduit of the issuer.

United States Securities and Exchange Commission
May 19, 2021

Moreover, there is no evidence that a distribution would occur if the Registration Statement is declared effective. The Company has been informed that Leviston does not have any agreements or understandings with any person with respect to the distribution of the Shares. The Company has not been advised, and is not otherwise aware, of any special selling efforts or selling methods that have been or will take place in connection with the filing of the Registration Statement. Nor is there any evidence that Leviston has conducted any road shows or taken any other actions to condition or “prime” the market for its shares. Accordingly, as described above, there is no “distribution” as defined under Rule 100(b).

A focus on the number of securities being registered in relation to the issuer’s outstanding securities or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller companies, such as the Company, that often have more limited options to raise funds (especially in light of the COVID-19 pandemic). As a result, a focus on the number of securities being registered by smaller companies seems inconsistent with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 and Fixing America’s Surface Transportation Act in 2015 demonstrate that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The mere size of a potential offering does not make a proposed sale a “distribution,” and the Company believes that the other factors discussed in this letter, such as Leviston’s representation regarding its investment intent, support the characterization of the offering as secondary.

Factor 5: Whether Leviston is in the business of underwriting securities.

Leviston is a private investment fund. To our knowledge, Leviston is not a registered broker-dealer or an affiliate of a broker-dealer as defined in Section 3(a)(4)(A) of the Exchange Act and is not in the business of underwriting securities.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted above, Leviston made specific representations to the Company that it acquired the securities for its own account and not with a view to or for distributing or reselling such securities; had no direct or indirect arrangement or understanding with any other persons to distribute or regarding the distribution of such securities; and it acquired such securities in the ordinary course of its business.

There is no evidence to suggest that any of these representations was false. As a result, since there is no distribution of securities by Leviston on behalf of the Company, there is no underwriting and Leviston should not be characterized as an underwriter within the meaning of the Securities Act.

In addition, there is no evidence that a distribution would occur if the Registration Statement were declared effective. Under Rule 100(b), a “distribution” requires special selling efforts. Accordingly, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, there is no evidence that any special selling efforts or selling methods have or would be employed if all of the Shares covered by the Registration Statement were registered.

United States Securities and Exchange Commission
May 19, 2021

None of the characteristics commonly associated with acting as an underwriter is present with respect to Leviston in connection with the Leviston PIPE or the registration contemplated under the Registration Statement. Accordingly, this factor weighs favorably in the Company’s determination that the offering for resale of the Shares by Leviston is a secondary offering and not a primary offering.

Factor 6: Whether under all the circumstances it appears that Leviston is acting as a conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that Leviston is acting as a conduit for the Company in connection with the offering of the Shares for resale under the Registration Statement. Rather, it supports the conclusion that Leviston is motivated by its own self interests.

The sale of the securities in the Leviston PIPE and registration of the underlying Shares together comprise a typical PIPE transaction consistent with published Staff interpretations, in that the sale of the securities has been completed (resulting in Leviston being at market risk with respect thereto), and the Company is obligated under the Registration Rights Agreement to register the Shares for resale within a short time period after the Closing.

As noted above, Leviston made specific representations to the Company that it acquired the securities for investment purposes for its own account and not for distribution and is not an underwriter or dealer in any of the purchased securities, nor is it participating, pursuant to a contractual agreement or otherwise, in the distribution of the purchased securities. There is no evidence to suggest that any of these representations was false when made or as of the date of this letter. Other than the securities purchased in the Leviston PIPE, the Company does not have any material relationship with Leviston. To the Company’s knowledge, Leviston is not in the business of underwriting securities.

For all of the reasons set forth above, the Company respectfully submits to the Staff that the proposed resale of Shares by Leviston as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415.

3.	Please describe the general effect, and in particular the significant dilutive impact, upon the rights of existing security holders of the issuance of common stock upon conversion of the Series B Preferred Stock and exercise of warrants held by your selling stockholder. Please include examples of the number of shares that could be issued based on various trading prices and the total possible profits the selling stockholder could realize as a result of the conversion price discount underlying the Series B Preferred Stock and warrants. Please also describe certain triggering events that could push the conversion price even lower as disclosed in your 8-K filed on April 2, 2021.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on page 9 of Amendment No. 1 as requested.

4.	We note that in press releases dated March 18, 2021 and April 9, 2021 and in your Form 10-K filed March 29, 2021, you indicate that you are developing a non-fungible token (NFT) strategy and that you are launching a beta test. Please revise your disclosure to describe the status of the development of your NFTs.

Response: The Company acknowledges the Staff’s comment and has modified its disclosure on pages 6 and 7 of Amendment No. 1 as requested.

[Signature page immediately follows.]

United States Securities and Exchange Commission
May 19, 2021

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (480) 606-5124.

Sincerely,

DLA Piper LLP (US)

/s/ Steven D. Pidgeon
Steven D. Pidgeon
Partner